SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SharesPost Financial Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 Bayhill Drive, Suite 300

(No. and Street)

San Bruno	**CA**	**94066**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Baldini **(650) 461-4518**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12012125

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Dominic Baldini**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **SharesPost Financial Corporation**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

[signature]

Signature

FINOP

Title

Subscribed and sworn to before me this 28 day of Feb. 2012

[signature]

Notary Public

LEAH M. RESCATE
Commission # 1872002
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation- Customer Regulated Commodity Futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm

Board of Directors
SharesPost Financial Corporation

We have audited the accompanying statement of financial condition of SharesPost Financial Corporation (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SharesPost Financial Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
February 28, 2012

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

SharesPost Financial Corporation
Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 3,582,954
Receivable from Emerson Equity, LLC	57,502
Prepaid expenses	937
Property and equipment	1,000
Goodwill	55,000
Total assets	$ 3,697,393
Liabilities and Stockholders' Equity	
Liabilities	
Commissions payable	$ 3,118,671
Accrued expenses	10,000
Total liabilities	3,128,671
Stockholders' equity	
Common stock (20,000,000 shares of $0.001 par value authorized; 105,000 shares issued and outstanding)	105
Additional paid-in capital	644,538
Accumulated deficit	(75,921)
Total stockholders' equity	568,722
Total liabilities and stockholders' equity	$ 3,697,393

See Accompanying Notes to Financial Statements

SharesPost Financial Corporation
Statement of Operations
Year Ended December 31, 2011

Expenses		
Professional fees	$	12,850
General and administrative		664
Other expenses		1,278
Total expenses		14,792
Income tax expense		13,328
Net loss	$	28,120

See Accompanying Notes to Financial Statements

SharesPost Financial Corporation
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2011

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balances, December 31, 2010	105,000	$ 105	$ 70,401	$ (47,802)	$ 22,704
Additional paid-in capital	-	-	583,450	-	583,450
Net loss	-	-	-	(28,120)	(28,120)
Distribution to shareholders	-	-	(9,312)	-	(9,312)
Balances, December 31, 2011	105,000	$ 105	$ 644,539	$ (75,922)	$ 568,722

See Accompanying Notes to Financial Statements

SharesPost Financial Corporation
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (28,120)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred income tax expense	12,528
Increase in receivable from Emerson Equity, LLC	(57,502)
Increase in prepaid expenses	(937)
Increase in commissions payable	3,118,671
Increase in accrued expenses	1,575
Total adjustments	3,074,335
Net cash provided by operating activities	3,046,215
Cash flows from investing activities:	
Purchase of property and equipment	(1,000)
Cash flows from financing activities:	
Additional capital contributed by stockholders	528,450
Distributions to former stockholders	(6,050)
Net cash provided by financing activities	522,400
Net increase in cash	3,567,615
Cash , beginning of year	15,339
Cash , end of year	$ 3,582,954
Supplemental information:	
Income taxes paid	$ 800
Noncash distributions to former stockholders	$ 3,262

See Accompanying Notes to Financial Statements

SharesPost Financial Corporation
Notes to Financial Statements
December 31, 2011

1. Business and Summary of Significant Accounting Policies

Business

SharesPost Financial Corporation (the "Company"), formerly known as Perlinksi & Associates, was incorporated in the State of California on December 3, 2004. The Company is a wholly-owned subsidiary of SharesPost, Inc. (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

In June 2011, Perlinski and Associates was acquired by and became a wholly-owned subsidiary of the Parent under the name SharesPost Financial Corporation. The Parent paid $55,000 to the former shareholders of the Company for the purchase of all outstanding shares of the Company, which was recorded as goodwill and additional paid-in capital in the accompanying financial statements. As part of the purchase, $6,050 in cash and $3,262 in securities were distributed to the former stockholders.

In December 2011, the Membership Application Program Group of FINRA, pursuant to NASD Rule 1017, granted the continuance in membership application of the Company which allowed the Company to commence business operations in accordance with its Membership Agreement. The Company began revenue generating activities in January 2012.

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i), the Customer Protection Rule. Customer funds are held in escrow accounts pursuant to escrow service agreements between customers and the escrow agent. The Company does not receive customer funds or securities, and does not otherwise hold funds or securities for, or owe money or securities to customers. The Company is therefore exempt from the Possession and Control Requirements of Rule 15c3-3, since the Company qualifies for the exemptive provisions of SEC Rule 15c3-3 paragraph (k)(2)(i).

`Cash

The Company maintains its cash in bank deposit accounts with commercial banks and financial institutions which at times exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

1. Business and Summary of Significant Accounting Policies (continued)

Receivable from Emerson Equity, LLC and Commissions Payable

During 2011, the Parent entered into a Broker-Dealer Independent Affiliate agreement (the "Affiliate Agreement") with Emerson Equity, LLC ("Emerson") and certain individual registered representatives (the "Affiliate Reps"), whereas the Affiliate Reps provided private placement services as independent contractors of Emerson. On December 22, 2011, Emerson, the Affiliate Reps and the Parent entered into a termination agreement whereby the Affiliate Agreement was terminated effective January 1, 2012, and any liability of Emerson under the Affiliate Agreement was transferred to the Company. On December 28, 2011, Emerson transferred to the Company the liability totaling $3,118,671 and the corresponding cash and receivable balances totaling $3,061,169 and $57,502, respectively. On January 1, 2012, in conjunction with the termination agreement, the Affiliate Reps became employees of the Company.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed under the straight-line method over estimated useful lives. No depreciation was recorded in 2011.

Goodwill

On March 29, 2011, the Parent entered into an agreement with all shareholders of the Company as of that date to purchase all of the outstanding shares of the Company for an aggregate purchase price of $55,000.

The transaction was completed on June 14, 2011, at which time the Company had no assets, liabilities or customers. Accordingly, the purchase consideration was allocated to goodwill. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in the acquisition. Goodwill is reviewed for impairment at least annually or when a triggering event occurs between annual impairment tests. The overall Company is viewed as a single reporting unit for this analysis. No goodwill impairment charge was recorded for the year ended December 31, 2011.

1. Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated federal income tax return and a combined California state income tax return with the Parent and measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes, as well as the tax effects of the net operating loss and tax credit carryovers. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Only those income tax benefits that management believes are more likely than not to be sustained are recognized, and such income tax benefits are measured at the largest dollar amount management believes is more likely than not to be sustained. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. There were no deferred tax assets or liabilities at December 31, 2011.

Management evaluated the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Based on its analysis, management believes that there are no material uncertain tax positions taken in the current year and in all prior years open to examination. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2007.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Income Taxes

The components of income tax expense for the year ended December 31, 2011 are as follows:

Current	$ 800
Deferred	12,528
Income tax expense	$13,328

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $454,283, which was $245,705 in excess of its required net capital of $208,578. The Company's aggregate indebtedness to net capital ratio was 6.87 to 1.

4. Related Party Transactions

The Company is party to an expense-sharing agreement with the Parent, effective January 1, 2012. This agreement allows the Parent to provide certain services to the Company and for certain direct and indirect expenses to be allocated to the Company and net settled on a monthly basis. The Parent will allocate to the Company a pro-rata amount of facility costs, including rent paid by the Parent. The pro-rata allocation of costs shall be based on the number of employees of the Company as compared to the total number of employees of the Company and the Parent, which will be reviewed on a quarterly basis. These costs are estimated to be $11,865 per month starting January 1, 2012. No costs were allocated to the Company in 2011.

On August 1, 2011 the Company and the Parent entered into an Asset Purchase Agreement which became effective on the date on which the Company received notice from FINRA that its application for continuance in membership was approved. On December 22, 2011, upon receipt of notification by FINRA, the Company acquired from the Parent for an aggregate purchase price of $1,000 (a) all ownership interest in and to the Online Platform and the right and authority to direct, control, limit, edit, delete and or restrict the Online Platform; (b) all servers and other computer equipment owned by the Parent that is necessary for serving the Online Platform, including the right and authority to dictate all applicable security and back-up technologies supporting or applicable to the same; (c) the books and records associated with the Online Platform; and (d) all personal computers, servers and other computer equipment owned by the Parent used by employees of the Company.

4. Related Party Transactions (continued)

In addition to the Asset Purchase Agreement, the Company and the Parent, in August 2011, began evaluating the Online Platform and the underlying development code. This evaluation process concluded prior to the effective date, as defined above, and determined that the current Online Platform and underlying development code would be completely redesigned and rewritten, respectively. The Company began this process in late December and expects to conclude this project and launch the entirely new platform in stages between March and May 2012. Accordingly, both the Company and the Parent determined that the minimal value of the current Online Platform was appropriate. With respect to items (b) through (d) of the Asset Purchase Agreement; the Company operates cloud based applications and thus has only a minimal investment in computer hardware.

The managing member of Emerson provides services as Chief Compliance Officer and the financial and operations principal.

5. Subsequent Events

Management evaluated subsequent events through February 28, 2012, the date these financial statements were available to be issued. With the exception of those matters described below, there were no material subsequent events that required disclosure in these financial statements.

On February 7, 2012, the Company, its Parent and its Chief Executive Officer entered into a Separation Agreement and Release (the "Separation Agreement") that became effective on February 15, 2012. The Separation Agreement, in consideration of mutual promises made therein, required the Company to pay $203,000 in compensation to the resigning Chief Executive Officer and the Parent to make certain adjustments to the vesting and exercise provisions of the stock option grants of the Parent.

For the period from January 1, 2012 to February 28, 2012, the Company paid $757,000 (including $203,000 paid to former CEO as disclosed above) to Affiliated Reps for the liability transferred from Emerson.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: SharesPost Financial Corporation as of December 31, 2011

1. Total ownership equity from Statement of Financial Condition			$ 568,722	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			568,722	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 568,722	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	114,439	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(114,439)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			454,283	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 454,283	3750

OMIT PENNIES

Notes:

Non-allowable assets:

Due from Emerson Equity, LLC	$ 57,502
Prepaid expenses	937
Property and equipment, net	1,000
Goodwill	55,000
Total non-allowable assets	$ 114,439

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: SharesPost Financial Corporation as of December 31, 2011

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			$ 208,578	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 208,578	3760
14. Excess net capital (line 10 less 13)			$ 245,705	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 141,416	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 3,128,671	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			$ 3,128,671	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 688.71	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SharesPost Financial Corporation
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2011

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SharesPost Financial Corporation
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2011

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SharesPost Financial Corporation
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2011

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 454,283	$ 3,128,671	688.7%
Computation per Schedule I	454,283	3,128,671	688.7%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Harb Levy Weiland LLP
ACCOUNTANTS CONSULTANTS

Board of Directors
SharesPost Financial Corporation

In planning and performing our audit of the financial statements and supplemental schedules of SharesPost Financial Corporation (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com • www.hlwcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hart, Levy & Weiland LLP

San Francisco, California
February 28, 2012